EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD

RADA Receives $1.1M in Initial Radar Orders from a Highly Strategic Asian Customer

NETANYA, Israel, November 30, 2016 -- RADA Electronic Industries Ltd. (RADA) today announced that it has received initial purchase orders to provide its advanced Multi-Mission Hemispheric Radars (MHR) to a highly strategic Asian customer. The value of these orders are over $1.1 million, and deliveries are expected to be completed within the first half of 2017.

The customer has placed initial orders with RADA for operational evaluation of the radars and immediate gap filling. The market potential for such tactical radars to this customer is expected to be very significant.

The orders are for various operational applications, which demonstrate the range of missions and flexibility of RADA's radar technology: detection of fires, drones, surface targets, and combinations of these missions.  RADA’s MHR radar platform is technologically advanced using an S-band, software-defined, Pulse-Doppler radar with active electronically scanned array (AESA) antenna and the most advanced GaN amplifiers. These compact, multi-mission radars offer an unprecedented performance-to-price ratio and are ideal solutions for force and border protection needs.

Dov Sella, RADA's CEO, commented: "We have invested years of focused marketing activity and demonstrations to this highly valued customer. We are very pleased that our efforts have come to fruition with the receipt of these initial orders. We anticipate that the ongoing near-term usage of our radars will more than prove their viability to the customer, and will pave the way for significant future orders".

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact:
David Mayer (BD Director)
Tel: +972-9-892-1111
mrkt@rada.com